Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
ANNOUNCEMENT OF Q3 RESULTS — THURSDAY 6 NOVEMBER 2008
The Q3 results will be released electronically on Thursday 6 November 2008 at 07:00 GMT when the full results will also be published on our website at www.randgoldresources.com. The PowerPoint presentation will be available on the site from 11:30 GMT.

* GROUP PRESENTATION - LONDON
Date:	Thursday 6 November 2008
Time:	11:45 for 12:00 (followed by a finger lunch)
Venue:	Forum 1, London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS
If you wish to attend the above presentation, please contact Kathy du Plessis at randgoldresources@dpapr.com or on +44 20 7557 7738.
SIMULTANEOUS AUDIO WEBCAST OF PRESENTATION
A live Audio Webcast of the presentation will be available on the company’s website from 12:00 GMT and will remain on the site for later viewing.
QUESTIONS
Submit any questions relating to the results to randgoldresources@dpapr.com and you will receive a prompt response.
* CONFERENCE CALL — INTERNATIONAL INVESTOR CALL
09:00 PST * 12:00 EST * 16:00 GMT * 17:00 CET * 18:00 CAT
DIAL-IN NUMBERS — LIVE CALL Access code ‘RANDGOLD RESOURCES’
UK — Toll-free 0800 917 7042
USA — Toll 1-412 858 4600, Toll-free 1-800 860 2442
Canada — Toll-free 1-866 519 5086
Europe — Toll +41 916 105 600, Toll-free +800 246 78 700
Hong Kong — Toll-free +800 966 421
Australia — Toll-free 1-800 350 100
South Africa — Toll 011 535 3600, Toll-free 0800 200 648
OPTION — WE CALL YOU
If you wish us to call you for the conference call, please contact us (details below)
PLAYBACK - (replay available 2 hours after the call, for 48 hours) Access Code 2649#
UK — Toll-free 0808 234 6771
USA/Canada — Toll 1 412 317 0088
Europe — Toll +41 91 612 4330
South Africa — Toll 011 305 2030

TRANSCRIPT
Please advise us by e-mail or fax, with your details, if you would like to be sent a copy of the transcript of the conference call.
RANDGOLD RESOURCES INVESTOR AND MEDIA RELATIONS
Kathy du Plessis
Email randgoldresources@dpapr.com
Tel/Mobile +44 20 7557 7738
Fax +27 11 728 2547
www.randgoldresources.com